January 4, 2006


By facsimile to (214) 659-4401 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc.
	Registration Statement on Form SB-2
	Filed December 9, 2005
File No. 333-130247

Dear Mr. Li:

	We limited our review of the registration statement to disclosures under "Selling Stockholders" and "Plan of Distribution" and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. If applicable, comments on this registration statement are comments on the registration statement on Form SB-2 that was filed on
January 21, 2005, the annual report on Form 10-KSB that was filed on
March 31, 2005, and subsequent reports under the Exchange Act and vice versa.

2. Since the shares were issued in connection with an acquisition, give us your analysis whether any of the selling stockholders are underwriters under Rule 145(c) of the Securities Act and whether the resale provisions of Rule 145(d) apply.

3. Reconcile the disclosure on page 2 describing the transaction in which the selling stockholders acquired their shares that implies the stockholders acquired the share in January 2005 and the disclosure on page 47 that states the stockholders acquired the shares in September
2005.

4. Disclose how China BAK Battery will use the proceeds that it will receive upon the warrants` exercise.

Calculation of Registration Fee

5. For the shares that China BAK Battery may issue upon the warrants` exercise, it appears that you should calculate the registration fee under Rule 457(g). Please advise and revise to disclose the details relating to the fee calculation, including references to the provisions of Rule 457 as required by Form SB-2.

Prospectus` Outside Front Cover Page

6. Clarify and quantify the number of shares being offered that are outstanding and the number that China BAK Battery may issue upon exercise of outstanding warrants.

Selling Stockholders, page 47

7. For a beneficial owner that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of
Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise.

8. Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer`s affiliate. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, China BAK Battery must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

9. If a selling stockholder is a broker-dealer`s affiliate, include disclosure in the "Selling Stockholders` section that this broker-dealer`s affiliate:

* Purchased in the ordinary course of business the securities to be resold.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If China BAK Battery is unable to make the representations noted above in the prospectus, China BAK Battery must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of any underwriter that cannot make these representations. We note the disclosure in the "Plan of
Distribution" section.

10. Expand the disclosure in footnotes (4) and (6) to specify the expiration date of the warrants` exercise period.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, China BAK Battery may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China BAK
Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China BAK Battery and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If China BAK Battery requests acceleration of the registration statement`s effectiveness, China BAK Battery should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China BAK Battery from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* China BAK Battery may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that China BAK Battery provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,



Jennifer R. Hardy

Legal
Branch Chief

cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	Robin Bradford, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, TX 75201



Mr. Xiangqian Li
January 4, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE